Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

AMCOR LTD AND BEMIS COMPANY INC CONFERENCE CALL

Monday, 6th August 2018 23.30 AEST / 09.30 EST

CORPORATE PARTICIPANTS

Ron S. Delia Amcor Limited - MD, CEO & Executive Director

William F. Austen Bemis Company, Inc. - President, CEO & Director

Operator: Ladies and gentlemen thank you for standing by. Welcome to the Amcor and Bemis combination conference call. (Operator Instructions). I would now like to hand the conference over to your first speaker for today, Mr Ron Delia, Amcor’s Managing Director and Chief Executive Officer. Please go-ahead, sir.

Ron Delia Amcor Limited — MD, CEO & Executive Director

Thank you operator and thanks to everyone on the line who’s been able to join us here today at short notice to talk about the compelling transaction we’ve announced. This is a really exciting moment for both Amcor and Bemis and we’re looking forward to talking about it today and the opportunity this creates for all our key stakeholders.

And I say we because joining me on the call today is Bill Austen, President and Chief Executive Officer of Bemis company. Now, Bill and I are both in the US but we’re in different places today so there might be a delay at times between us. Bill and I will be happy to take your questions, but before we do that we’d like to spend a few minutes covering some of the key highlights that we’ve outlined in a set of presentation slides which can be downloaded from both the Amcor and Bemis websites in the investor sections.

I’m going to refer to those slides throughout the opening remarks here. Starting with slides 2 and 3 which cover some important disclaimers which you should read and be familiar with.

Now, while not pointed out here I would like to mention that Amcor will be announcing its full year financial results for fiscal 2018 on 21st August, which is about two weeks from now. I’ve chosen to be in the US this week to be close to employees and customers. I’ll be in Australia at that time as per normal in two weeks to go through our FY18 results. In the meantime, today is about the transaction and we will not discuss current trading or financial performance which I know that you’ll understand.

Starting on slide 4 with the key messages — and before I get started I just wanted to say that I and, in fact all of Amcor and our leadership team have always had an enormous amount of respect for Bemis. I think it’s fair to say that anyone competing in the packaging industry would agree that Bemis has been and is one of the iconic companies in our space, has been for decades. And Bemis would get very high marks from its peers — our peers, in the industry around the world especially for this technology amongst several other things. And respect and recognition from your peers in an industry is about as high a form of compliment as you can get. So, I wanted to make that clear that’s our sentiment towards Bemis and we look forward to working collaboratively as we have with the company going forward.

Now of course we also think Amcor is a very strong company and a leader in its own right, and so that makes today’s announcement all the more exciting because by combining Bemis, Amcor takes a big step toward being the global leading consumer packaging company at a moment in time when the opportunities for a leading packaging company have never been greater. And putting the two companies together results in the footprint, scale, talent and capabilities to offer the most compelling value proposition to our key stakeholders, including our customers employees and the environment. And for both sets of shareholders this transaction delivers a unique opportunity to benefit from significant value creation, and value which would not have been achievable in the same timeframe by either company independently. And after the transaction, the financial profile of Amcor will be even stronger and will enable us to continue to pursue the capital allocation approach — or shareholder value creation model for those of you who know us — that we’ve had in place for many years.

At this point, I’d like to ask Bill to say a few words. Bill?

Bill Austen Bemis Company Inc. — president, CEO & Director

Yes, thank you Ron. I too am pleased and very excited to be announcing this combination today. As Ron described w are two very complementary organisations and we believe this transaction will drive significant value for our customers, employees, partners and shareholders. Together we will create a global leader in consumer packaging with a footprint, scale, talent and capabilities to serve customers around the world.

We’re thrilled at the prospect of being able to offer a more diversified and well-balanced portfolio across all regions and segments, that is better aligned to customer footprints and needs. Bemis and Amcor are a great fit, not just geographically but also culturally, as we share a similar customer first philosophy as well as strong commitments to integrity, safety and people development. I’ll come back shortly and talk more specifically about what this means for Bemis shareholders.

Ron Delia

Thanks Bill. Look, considering we’re bringing together two companies that have each been around for over 150 years with strong values and cultures as Bill pointed out, this really is a historic day. In the proud and successful histories of both companies. And it’s really the start of one great future together.

If I turn to slide 5 we’ve got an overview of the transaction terms and key dates, the details of course are in the press release. The main point here is this is an all stock acquisition of Bemis at a fixed exchange ratio of 5.1 shares for each Bemis share. As a result, Amcor and Bemis shareholders will each own 71% and 29% of the combined company respectively. And the offer on these terms has been set out in a definitive agreement which has been unanimously approved by the Boards of Directors of both companies. Subject to the timing of shareholder meetings and other approvals, the transaction is targeted to close in the first quarter of calendar year 2019.

Turning to slide 6 and the highly compelling strategic rationale, and I’ll go into more detail on some of these points later, but the headlines are clear on slide 6. First there’s the resulting global footprint which is a comprehensive global footprint in the flexible packaging business and brings together Amcor’s leading flexible packaging businesses in Europe, Asia, and many parts of Latin America, with Bemis’s leading positions in north America and Brazil.

Second, across that global footprint we’ll have greater scale which will better enable us to serve our customers in every region. Third, there will be increase exposure to attractive end markets like protein and healthcare, and attractive product segments like barrier films and foils, which can be transferred across regions and leveraged across the global footprint. And of course, there’s the combination of capabilities and management talent from both companies which Bill also mentioned. We’re going to create a much stronger organisation with the capabilities to offer global, regional and local customers the most compelling value proposition in the industry with a broader offering of innovative and sustainable product. And although we’ve not taken this into account in the transaction metrics, this strong value proposition and greater weighting to attractive segments, should ultimately lead to higher growth than either company would realise independently.

Slide 7 summarises the financial rationale. Firstly, the financial metrics of the transaction itself are very compelling. There’s a lot of value created by this deal for all shareholders. This is an all-stock combination at a multiple equivalent to Amcor’s current trading multiple and it unlocks substantial value through pre-tax annual cost synergies of $180 million. That’s about 4-5% of Bemis’s sales. And we’d expect these benefits to be achieved by the end of the third year of ownership. So that will deliver double digit EPS accretion on a pro forma basis for all shareholders. And in addition to the transaction metrics, Amcor will have a stronger financial profile going forward, with higher margins after the delivery of the cost synergies, and annual cash flow after CAPEX but before dividends in excess of $1 million. And importantly, we’ll maintain an investment grade balance sheet with immediate capacity for further investment.

Third, the transaction structure will result in the stock being listed on two major global exchanges, the NYSC and the ASX. And through these listings, we expect there will be greater liquidity for investors as the total market capitalisation of the combined company which we estimate at about $17 million, is expected to qualify for inclusion in the US S&P 500 index, while the Australian listed shares will also continue to be included in the S&P ASX 200 index. And finally, these financial benefits will be achieved with no cash outlays required and under a tax-free share exchange for shareholders.

And before we get into what the combined company will look like any further, it’s worth a quick recap on each company to provide some context around why it makes sense for us to bring these two companies together. And to start with that I’ll ask Bill to speak to Bemis first, which is shown on slide 8.

Bill Austen

Thanks Ron. A brief overview here of Bemis. The company has a rich 160-year history and has evolved to its strong position today as a $4 billion plastic packager with a strong presence in the Americas. Our innovative products serve leading and emerging customers in food, consumer products, healthcare and other industries. Our commitment to growth and success of our customers is supported by our 16,000 employees across 56 plants in 12 countries.

For Bemis, this merger is the next exciting chapter in our evolution. Over the last year and a half, Bemis has driven much change. We’ve launched agility, our plan to fix, strengthen, and grow our business. The agility mind-set has permeated our thinking and actions, and we’re continuously finding new ways to improve all areas of our business. It’s clear that agility is working. On our recent second quarter earnings call, we reported an increase in adjusted earnings per share of more than 40% compared to one year ago, with strong operating profit improvement in all of our reportable segments. We’re building from a solid foundation of world class customer base, a dedicated workforce, a comprehensive and innovative product portfolio and good positions in the markets we serve.

I’ll take a minute to get my perspective on why this compelling transaction for Bemis shareholders, who will become owners of 29% of the combined company on a go forward basis. In addition to the purchase price representing a premium to where the stock has been trading, the all stock nature of this transaction gives our shareholders the ability to participate in the upside potential of a more diversified global company with greater scale and resources. The identified $180 million in synergies expected to come from the transaction are incremental to each company’s previously announced restructuring programmes which are well underway. Additionally, Amcor expects to maintain its current dividend which would nearly double the dividend per share for Bemis shareholders.

Before I turn the call back to Ron I’d like to thank our past and current Bemis employees around the world for their dedication and commitment to our company and the customers we serve. I have every confidence that after this transaction closes, our teams will contribute to their full effort, energy, leadership, and professionalism, in creating an even stronger combined company. I’m proud of our employees and the Bemis legacy that will carry forward as they showcase their talents, knowledge, and passion for inspired packaging solutions in the future.

I’m excited to see what the future holds. And with that, I’ll turn back to Ron.

Ron Delia

Thanks Bill. Slide 9 is a quick snapshot of Amcor, especially for those in this market who might not know us as well. Amcor has also been around for more than 150 years and our origins date back to the 1860s. We started out as an Australian forest products and paper company, but we’ve transformed over the last several decades into a truly global company, with sales of about $9 billion and a market cap today of around US$13 billion. So, around AU$18 billion as the slide shows here and that’s because our stock trades on the ASX in Australian dollars.

Amcor today is about as global as you can get. The pie chart on the bottom left of slide 9 shows our sales by geography and you can see it’s very evenly distributed. We have scale on leadership positions in many geographic regions, and we’ve got a long history of profitable participation across a wide range of emerging markets. In fact, we’re in 27 emerging markets today. Our strategy’s guided by a desire to stay very focused, so as the other pie charts indicate, we focus on supplying consumer packaging for fast moving consumer goods, and we participate in only four product segments.

The common denominator in most of these segments is that we either have scale or a distinct element of differentiation, which at times includes the strong relationships we have with many global customers and the commercial and operating capabilities to profitably service thousands of smaller customers simultaneously. And finally, we have a long track record of delivering consistent earnings growth through commercial and operational productivity which has led to consistent margin expansion, and we also have extensive experience in successfully integrating acquisitions. In fact, we’ve completed over 20 acquisitions in Amcor recently, so this is a core capability of ours.

There’s more information about Amcor in the appendix. I’d encourage you to have a look. There’s three slides that tell you everything you need to know about Amcor. One is around our historical financial performance. We have our strategy on one page and importantly our capital allocation approach on another slide as well.

Slide 10 shows the outcome of this deal for our flexible packaging business and how our scale on the global flexible packaging segment will increase significantly as well as our geographic participation becoming much more balanced. Greater scale means we’ll be far better placed to serve customers in every region and we’ll be positioned to benefit from the increased economies of scale and resources from a combination of our leading positions in Europe, Asia, and Latin America, and Bemis’s leading positions in North America and Brazil.

Slide 11 shows these highly complementary regional leadership positions very clearly. As a result of this transaction, Amcor will gain increased scale in flexible packaging in the Americas with regional revenues increasing from about $1 billion today to $4 billion. This is a region within our flexibles business that we identified as a key growth priority for some time, and it delivers a step change for us in that region. And added to this will be Bemis’s leading positions in Brazil and Mexico. Bemis will transform from a North American leader with 60% of revenues in that region, into a truly global packaging company, with a balance of revenues generated from all key developed and emerging markets around the world.

Slide 12 outlines what I believe is one of the most exciting outcomes of this combination. Both companies have strengths in different and complementary areas, and the benefits from leveraging them across a combined global platform will allow us to achieve more than a one plus one outcome. We’re proud of the outcomes we’ve delivered through our strong sales and marketing and procurement capabilities, and we’ve really enjoyed seeing the creativity and commitment to achieve more and to outperform and drive further improvement year after year. We also believe we have something special in our in-house M&A capabilities including our ability to integrate acquisitions. And I’m excited about the potential we have ahead of us to drive value through a laser like focus on delivering the sustainability outcomes our customers and consumers are demanding today. And I’ll elaborate a bit more on that on the next slide.

I’m confident these capabilities will resonate with all Bemis employees, and empower them to excel in different areas and contribute to the overall company. We’ve had a chance to spend many hours over the last few months getting to know the Bemis business and team in more depth. And as I mentioned earlier I’m deeply impressed by Bemis’s technical and material sciences capabilities and the centres of excellence they’ve created in Wisconsin in particular. And I believe what Bemis has created locally can be shared and disseminated around the world, and additional value will become an outcome of that. So, we’re really excited about what these companies can achieve together with the talent and capabilities available on both sides.

I want to pause on slide 13 which is around sustainability, as it’s one of the most important consumer trends emerging worldwide and it is the most consistently relevant conversation we’re having with our customers every day in every part of the world. In January of this year Amcor became the first global packaging company to pledge to develop all of our packaging to be recyclable or reusable by 2025. We’re also committed to significantly increasing our use of recycled materials and to held drive greater recycling of packaging around the world. As the first packaging company to make such a pledge we are aligned with major global brands, retailers, and NGOs in making a shared commitment to address the challenge of plastics in the environment. And while much of our packaging is already recyclable or reusable, we will have a stronger and broader range of innovation and technical capabilities as a result of this acquisition, which will accelerate our ability to design packaging that uses less material in the first place and capture more sustainability related packaging opportunities going forward. The team at Amcor has been enormously proud of its commitment and we’re energised by the potential that this combination creates to advance our agenda and we’re very excited to share this journey with our new Bemis colleagues.

Now the team at Bemis and Amcor have worked together to identify and evaluate the cost synergies related to this combination and on slide 14 we’ve laid out some of the details related to those synergies. Based on this work together we’re confident in being able to generate $180 million in cost synergies. This is around 4-5% of Bemis’s sales. And our experience in carrying out over 20 acquisitions in the last five years in Amcor indicates to us that’s the right level for a complementary combination like this one.

And I’d like to highlight a couple of other points related to synergies. Firstly, we do not intend to pursue synergies through a reduction in sales and marketing or R&D costs. And as you’ve heard from both of us you see — we view this as a very significant source of value and we want to protect the commercial side of the business. Secondly the savings are incremental to current cost savings and operational improvement initiatives are underway, in particular Bemis’s agility programme. So these synergy benefits are additive. And finally, the $180 million includes cost synergies only. We have a great track record delivering acquisition synergies and of course we [inaudible] our performance target. In addition, we’ve not factored any addition revenue synergies into the transaction metrics, so we see a couple of big areas of upside from here.

Slide 15 shows the financial figures for Amcor after completion of the transaction, as I mentioned earlier based on recent share prices the combined market cap would be approximately $17 billion. And with the full capitalisation of run rate synergies this would increase to around $19 billion. And using calendar ‘17 figures, the combined company would generate sales of around $13 billion and EBITDA of about $2.2 billion. Importantly, the combined R&D spend would be about $115 million per year, which far exceeds the absolute dollar spend of any other player in our industry. And annual cash flow after capital expenditure but before dividends will exceed $1 billion and along with a strong balance sheet, underpins the ability to generate further value through disciplined capital allocation, in line with the principles we’ve outlined for many years through our shareholder value creation model.

North America will become an even larger operating base for Amcor with a combined network of around 80 plants, and the capabilities to offer a broad range of flexible and rigid plastics packaging. And equally our presence across Europe will be extensive and we’ll have a broad and diversified network of operations across 27 emerging markets. This comprehensive footprint will be a real differentiator and we have many examples already of the value that large customers ascribe to global supply and the opportunities this provides them to leverage their own brands.

And finally, on slide 17, I’d like to touch on the transaction structure. This combination is affected through a merger of Amcor and Bemis into a newly created entity, and the creation of this new entity provided us with a unique opportunity to review a range of options and allow us to select a structure which is optimal for a truly global company. And we determined that incorporation in Jersey and an intended tax residence in the UK provides the best balance between strong governance, cost efficiency, and flexibility. At closing, the combined company will be listed on the New York stock exchange and we will also maintain our listing on the Australian stock exchange in the form of Chess Depositary Receipts, or CDIs. And this structure has several key benefits including listings on two major global exchanges, expected index inclusion on both, resulting in greater liquidity, and considerably increased index buying, and ongoing financial strength and funding flexibility for continued investment.

In conclusion on slide 18, I would bring you back to the simple messages we started with. Combining Amcor and Bemis results in the footprint, scale and capabilities to offer the most compelling value proposition to our key stakeholders, including employees, customers and the environment. And for both sets of shareholders, this transaction delivers a unique opportunity to benefit from significant value creation; value which would not be achievable in the same timeframe with either company independently.

With those remarks, Bill and I would be happy to take your questions. We’re now prepared for questions.

Operator: (Operator instructions) We have the first question from the line of Ghansham Panjabi from Baird.

Ghansham Panjabi, Robert W Baird & Co.

Hey guys, good morning. Congratulations and thanks for taking my questions. I guess first off, Ron, given the combination, you’re going to have a very large presence, in flexibles on a pro forma basis between the US and Europe. Do you sort of envision seeing an increase in terms of global contracts with your customers? How important is that to your multinational customers in having global unilateral supply in flexible packaging? It is important in other substrates. Just curious to you on your perspective on flexible packaging. Thank you.

Ron Delia

Yes, thanks for the question. The reality is we already have a global footprint and we’re a little bit short on presence and participation in the Americas. And so this deal helps us fill in or let’s say bolster that part of the portfolio. One of our key sources of value for the big customers, the big global customers, has been that global footprint. So this deal absolutely makes us a more compelling partner for them on that basis as they simplify and harmonise specifications and as they try to drive global brands and in global categories. So to that question, we believe it strengthens the value proposition that we have already been going to market with quite successfully. I think importantly it also give us the capabilities not just to supply the big customers but to supply the emerging new entrants that we see around the world, whether it’s smaller, startup type brands in the developed markets like the US or the regional players in places like Asia and the other emerging markets. So there’s a geographic strengthening of our value proposition here in terms of the global footprint, but there’s also an increase in our capabilities to deliver more value to every type of customer around the world.

Ghansham Panjabi

Okay, and I guess just as a related question, your customers are also in a consolidation cycle, especially in the US. Their volumes are sluggish; their retail customers are large and also under pressure to lower costs. How should we think of the net realisation of the $180 million of synergies for Amcor Bemis? I guess I’m just trying to get a sense of how defensive this combination is versus offensive. Thank you so much.

Ron Delia

Well we haven’t met yet but we only play offence. I think it’s important that we see this point in time as what it is, which is a really unique period of — moment in time really for the packaging industry. There’s a number of things evolving and a number of dynamics at play here which make this just an incredible opportunity for a leading player in our space. You know, you mentioned some of them. The big brand owners around the world at times are struggling for growth which means they need help. We think we’re uniquely positioned to help provide that help. There are new entrants that need support. Consumer needs are shifting and evolving. Consumers are much more focused on functionality of the packaging and the occasions with which they use packaged products are shifting. And then there’s a society — societal need of sustainability which we’re better positioned to address through this. So, this is 100% about offence and capturing the opportunities that are out there that we see are just unprecedented at this point in time.

Operator: we have the next question from the line of Debbie Jones from Deutsche Bank.

Debbie Jones, Deutsche Bank

Hi, good morning. I wanted to ask first about the second set of synergies that you highlighted. I think it was slide 14 in the waterfall bridge. Where do you think you could potentially get those and does that have something to do with the material science that you’ve just acquired on the other synergies that you pointed out?

Ron Delia

Sorry, Debbie, just to be clear on slide 14, you said the second set. Do you mean the operational synergies or the potential additional sources?

Debbie Jones

The further synergies, kind of the greyed-out bridge right there, so after 100%.

Ron Delia

Yes, just to be clear, the deal and the financial metrics are all underwritten by cost synergies. That’s the way we’ve always approached acquisitions at Amcor and this one is no different. And those opportunities are pretty clear; it’s the thing that you’d expect around procurement. By leveraging the spend of the two companies the operational footprint where there is any overlap and obviously in G&A. So I think you know those are well understood. And that’s how we underwrote the deal, and the metrics we describe today are all based on those cost synergies only. We’ve got this indication of potential additional sources for synergies on 14 here because we just believe that with the complementary product portfolio that we have, in particular Bemis’s technologies around barrier films and our technologies around foils, leveraging and disseminating those products across a global footprint is going to give us more opportunities together than independently. And then on a related point, the greater weighting towards what we see as attractive segments in terms of protein or healthcare as two examples should also provide the combined company with the opportunity to grow at a bit faster rate than otherwise would be the case. So that’s what we’re referring to there.

Debbie Jones

Great. And second question have you had a chance to have any customer dialogue on this, any feedback or challenges you might be expecting? And then can you just walk us through the approvals that you think you need to obtain to get this done?

Ron Delia

Yes Debbie, the deal was just announced today so we haven’t had customer engagement on the deal itself. I think our teams around the world are engaging with customers right now as we speak. We know that’s the case and that’s been well planned for. What we know from talking to our global customers, and it sort of came up on the first question earlier — is that we’ve got a unique source of value here for those that want to and need to partner globally. So we know that this is in keeping with the value proposition we’ve been discussing over the years with those customers. As far as approvals, we’ve outlined in our announcement today, we’re targeting a close in the first quarter. We’ve got the shareholder regulatory approvals that you’d expect with a deal like this but we’re very confident of that timeline.

Debbie Jones: Okay, thanks. I’ll turn it over.

Operator: we have the next question from the line of Richard Johnson from CLSA. Please ask your questions.

Richard Johnson, CLSA

Thank you. Thank you very much, Ron. Just a couple of easy ones. I’ll keep my more detailed questions for the morning. You mention the deal — your deal assumptions have a return on funds employed above the WACC. I’m just wondering what you’re assuming your WACC is?

Ron Delia

Look Richard I think it would be pretty well understood by those looking at the company the WACC would be sort of mid to high single digits. Just to expand on that point. When we think about WACC for the purposes of a comment like that, it’s through the cycle. So we’re not looking at an incremental WACC at a specific point in time. This is a long-term proposition for us.

Richard Johnson

Thanks. And then could you just give me a feel for what the transaction costs will be?

Ron Delia

Look the transaction costs are going to be approximately $150 million. I think we will set all that out when it’s all documented in the scheme booklet. That’s a bit of a moving feast at the moment but they’ll be customary for a deal of this type.

Richard Johnson

Right. Okay. And then just finally in your EPS accretion assumption. I just wondered if you could give me some sort of sense of what you’re assuming the blended tax rate will be, given you’re changing the domicile. And obviously the mix of business is very different so it’s very difficult for us to calculate it.

Ron Delia

I would say at this stage it’s going to be comparable to what our legacy tax rate has been at Amcor. But we’ll provide all of those details and more as we get further along and provide a scheme booklet and comment on the outlook.

Operator: we have the next question from the line of George Staphos from the Bank of America Merrill Lynch.

George Staphos, Bank of America Merrill Lynch

Thanks for taking my question. Ron, Bill, good morning. Good luck with the transaction and the closing. I had two questions broadly: one on the combined capabilities and the combination and then the other question on synergies. In terms of the combination, Amcor was a lot earlier to if you will, emerging markets than Bemis over the years, and you’ve built out a very strong regional footprint as a result — global footprint, I should say, as a result. And that should be an opportunity for Bemis one would think.

Which of the technologies that Bemis brings to the table do you think you have the best ability to grow the most quickly just given the new footprint that it’ll now have available to it?

Ron Delia

Well George I think if I zoom out for a second, there’s a lot of things Bemis brings to this deal that we are excited about leveraging across our footprint, not just in emerging markets but everywhere. And similarly, we think there’s some things we bring that leveraging across the Bemis footprint will yield benefits too. I think the ones that stand out for us just thematically are their technical capabilities which are acknowledged in the industry as being as good as it gets. And when I say technical I’m talking specifically about material science and films. I think the opportunity there is to combine what we do on those areas with what they’re doing. And it’s just very compelling. If we think about sustainability as an example, we have a centre of excellence in Europe working on more sustainable laminates and single layer films. Bemis has a similar initiative underway. We’re going to put those two together and get a better outcome, as an example.

I think their exposure and experience in the protein space is certainly additive to us and similarly I think our exposure and our experience on the foil side of things and the pharma segment will be additive. So, I think there’s good things being brought to this by both companies. From our side I think the margin management capabilities we’ve demonstrated over the years and our procurement capabilities come to mind. We just think one plus one here equals more than two.

George Staphos

Yeah, understand. And I appreciate the thought there. And I guess some of this will also be ‘stay tuned’. In terms of the combination again — and I recognise it’s day one in terms of you being able to communicate this, and certainly on a form like this there’s only so much that you can share, are there any places where the combined entity might need some additional discussion with customers in terms of overall market share and any places where you might be worried about retention. And then the other question on synergies — which of the synergies that you enumerate broadly do you think will be most challenging to get at and how — which of your capabilities that you’ve built at Amcor do you think will have most applicability to Bemis on synergies whether it’s commercial strategy or cost reduction?

Ron Delia

Thanks George. Look, we have a lot of conviction about all three synergy areas that we outlined here. And that conviction comes from a couple of different places. One is a lot of experience in integrating acquisitions. There’s a learning curve you go up when you do that and we feel like we’ve got some good experience and a good track record. I think the source of the estimates and the numbers here also give us a lot of conviction, this was a bottoms up exercise, and done in a very collaborative way with Bemis. We also had an external consultant come in and help pressure test the assumptions. So bottoms up, we feel like we can point to where the money’s going to come from. And then we’re just in a top down sense check as you’d expect. And it lines up with both our own experiences and the experiences of others in our space. So, I’d rather than point to any specific area, just as a general statement, say we’ve got a strong level of conviction around all three sources of cost synergies. And as far as retention, George, retention is earned every day with our customers. And it’s about sale — it’s about quality and service and delivering value to them and if you do that then you retain the business. And if you don’t, whether it’s in the context of an acquisition or not, then you don’t. It’s as simple as that.

Operator: We have the next question from the line of Edlain Rodriguez from UBS.

Edlain Rodriguez

Thank you. Good morning guys. It’s Edlain Rodriguez. Part of Bemis’s agility plan is to penetrate the smaller accounts. The ones that are growing at the expense of the big CPG companies. Will you be able to enhance or accelerate that progress? Like how is your customer mix look like?

Ron Delia

Yeah. Bill, do you want to say a word or two about agility as it relates to tapping into those pockets of growth as you refer to them?

Bill Austen

Sure. I’d be happy to. As we looked at it and we did the analytics on the agility process and where we would find pockets of growth it’s in the smaller regional brands. But it’s not just within the regional brands; it’s also with the large CPG customers that have upstart brands or brands that they are reigniting. So, if you just think through that, there’s mid-single digit growth rates at these smaller, upstart or challenger type brands. And we’ve been on that journey now for the better part of seven, eight, nine months. And in the first quarter as we reported on our earnings call, we are pacing ahead of the target we established for the year of $25 million. And bringing these two companies together the complementary technologies both in process and in material science will allow us to accelerate that growth even quicker. So I feel very good about what we’ve done together thus far to collaborate around how we’re going to go drive that growth.

Ron Delia

Yes and I think we’re really excited to tap into that. We’ve got our own initiatives around Amcor that are similarly focused. We’ve got an initiative right here in the

United States in our Rigid Plastics business where we’ve actually created a business unit to focus on regional customers. It’s a dedicated team with some commercial folks and dedicated assets similar to the way Bill described their initiatives. And it’s resulted in double digit growth for us. So we’re really keen to put our heads together and share notes on exactly how to tap into this pocket of growth.

Operator: we have the next question from the line of Adam Josephson from KeyBanc Capital Markets.

Adam Josephson

Thank you. Ron and Bill good morning, and best of luck with the transaction. Ron, correct me if I misheard you, but I think you said legacy Amcor’s tax rate won’t change as a result of moving the tax domicile to the UK. With Bemis’s — I assume there will be some benefit here obviously. So is Bemis’s tax rate going to go down? Or just help me understand what about this combined company’s tax rate is expected to change as a result of this move.

Ron Delia

Well sorry Adam, what I was referring to is there’s only going to be one tax rate going forward. When we put the companies together, the new company will have a tax rate which will be similar to Amcor’s historical tax rate. I mean you can look what our historical tax rate is versus what Bemis’s historical tax rate is. Our tax rate has been circa 21%, 22%. Bemis has been higher. Pre US-tax reform I think it’s about 23%, 24% now. Our combined company’s tax rate will be closer to our legacy tax rate.

Adam Josephson

Sure. Right. So that’s where the benefit comes from. Back in 2010 you had to sell a vented medical bag plant as a condition for your acquisition of Alcan’s medical flexible packaging business, Ron. As I believe you and Alcan were two of the three companies that made such bags. I know Bemis has a pretty sizeable medical packaging business as well. Are they the other company that make such bags? And if so what are the potential regulatory implications of that?

Ron Delia

Look Adam, I think it’s probably inappropriate for me to get into too much detail on the call. What I would say is we’ve got a lot of experience navigating regulatory approvals as they relate to acquisitions. We’ve got good advisers and we expect to hit the targeted closing in the first quarter of calendar ‘19.

Adam Josephson

One last one just on the combined company’s growth. I know Ron your PBIT growth has slowed quite a bit this year compared to the last couple of years. Bemis has obviously struggled with EBITDA growth over the years. So when you talk about this combined company having an enhanced growth profile, can you help me understand exactly where you envision that coming from?

Ron Delia

Yes, I think in the near term we’ve got $180 million of cost synergies which are going to be helping to drive earnings growth. You know, Bill’s outlined the plans at Bemis this year with regard to their earnings outlook. I think the drivers of the slower EBIT growth that we’ve had in fiscal 2018 are well documented we’ve talked about those as temporary. So it’s a combination I guess of the cost synergies and both companies’ underlying earnings, returning to more long-term trend like growth rates.

Operator: we have the next question from the line of Mark Wilde from Bank of Montreal.

Mark Wilde

Ron I wondered if you could put a little more colour on sort of the main components of each of those three synergy buckets? And then I wondered if you could also, assuming a kind of first quarter ‘19 close, just help us think about sort of cadence, say in of in ‘19, and 2020, 2021?

Ron Delia

Yes it’s a good question. I mean slide 19 tries to set out the two areas that you’re asking about. On the left hand side we identified the sources of the cost synergies. On the right hand side we give some indication of the expected phasing. If I walk through the sources of synergies we see roughly 40% of the 180 coming from procurement. This is based on the assumption that we put the two spend bases together and the productivity that we generate over that spend base is comparable to the productivity we get over the entire spend base today. And we’ve had a very good track record over the last six or seven years of I would say professionalising first and then optimising our procurement capabilities. And we’ve got a very good track record of procurement and Amcor’s been a very consistent source of earnings for the last several years. And so the expectation is that we would apply those same capabilities over the aggregate spend base, and that would lead to roughly 40% of the synergy opportunity here.

In terms of operations this is 20%. This is a deal where there’s less direct geographic overlap in terms of manufacturing footprint than you might see in other occasions. But there are opportunities to optimise our business, Amcor’s business has been built through acquisition over a number of years. Bemis has done some acquisitions themselves. That just means there’s always an opportunity for further optimisation of the footprint. And with more options available at our disposal from the combined footprint we expect to generate 20% of the $180 million from cost synergies as well.

And then G&A is simply the elimination of duplication where there is duplication. In the general administrative areas. So I think you know that’s probably pretty straightforward. So those are the three sources of synergies. On the right-hand side of slide 14 we convey a sense of the phasing we would expect. It’s roughly a third, a third, a third. We’d expect to get roughly a third of the synergies at 35% in the first full — 12 months, rather. These are 12-month periods that are indicated here, not calendar years. The first 12 months we’d expect to get about 35%, another 35% or so in the second year. And the remainder in the third year.

So that’s how we’re thinking about it and then the cost to achieve those synergies would be phased mostly over the first two years would be the expectation.

Mark Wilde

Okay. And then just a couple of quick clean ups. You mentioned that three Bemis directors will be moving to the Board; do you know which ones? And secondly will you be reviewing the combined portfolio with an eye to maybe shutting businesses that now look less core in the wake of this deal?

Ron Delia

On the first question, we haven’t got to the specific anatomies from the Bemis side. On the second question, as relates to Amcor and Bemis, look, I think that Amcor’s portfolio is very focused. We’re playing in four segments; we like all four. Bemis, you know, is primarily a flexible packaging company. They have a rigid business which is very related to flexibles. So we see that as very core. So this is about bolstering the four segments that we’ve chosen to play in, all of which we’re quite comfortable with.

Operator: We have the next question from the line of Arun Vishwanathan from RBC Capital Markets. Please ask your question.

Arun Vishwanathan

Great. Thanks. Good morning. I just wanted to — congrats on the transaction, or proposed transaction. I just wanted to go back to some questions around growth and future growth. You know I guess we’ve seen some struggles in US processed food. I guess, do you have any thoughts on how that market is evolving and the strategies there to capitalise on growth similar to agility going forward for the combined company? And then furthermore on Latin America, any thoughts on expansion there as well as in Asia? If you could just comment on those three areas that would be great. Thanks.

Ron Delia

Yes. Thanks. Look first of all, the US is our biggest market. Has been for a long time. We’re in this state, in this region, in a number of segments and a number of end markets. So it’s a market we know we’ve got a lot of experience in. Second point would be, it looks a lot like the European market, which we’re also a big player in, in just the need to really find pockets of growth, as Bill describes them, and not expect that some of the end markets that have traditionally provided growth will provide that sort of a tail wind. So there’s no surprises here. We know exactly what the dynamics are. They look and feel very similar to the dynamics we operate within our US business today and in Europe; and we think both companies together are better able to tap into the pockets of growth that do exist.

In terms of the opportunities in the other geographic regions, this is a great complementary fit in Latin America. We’ve got at Amcor leading positions in the Andean region, Peru, and Columbia, Chili. We’ve got a business in Argentina. I’m referring to flexible packaging specifically. And where we haven’t had an existing presence is in Mexico and brazil which is what Bemis brings. And so the combination of the two gives us a comprehensive footprint across Latin America in flexible packaging. In Asia we’re excited to combine forces there. Bemis has got a good position in south east Asia which is very complementary to ours. We’ve got a business throughout that region and Bemis’s healthcare participation there is a great fit. And in China we’ve got a very large business there that’s about $450 million in sales, good profitable business and has been for a long time, and Bemis is a good fit for that business as well. So we’re excited about the complementary nature of their emerging markets portfolio with ours.

And then both of those regions I think goes without saying are ripe for additional growth going forward.

Arun Viswanathan

Okay. Thanks. And just as a follow up if I may, I just wanted to ask on the raw material side. It appears over the last couple of years Bemis has moved more towards a past year[?] model with maybe you know 80% or so of its contracts on resin cost pass through escalators[?]. what’s your thoughts on strategy going forward? It appears you’re looking for a fair amount of cost synergies on the procurement side. Would that be possible with a large amount of cost pass through, or would you have to renegotiate those contracts to be more negotiated in style? Thanks.

Ron Delia

Well, look, I think it’s two separate things. The commercial model and the packaging business and what is just absolutely fundamental at Amcor is the recovery of raw material price changes both up and down. The fundamental economic model for the company at Amcor and the risk management approach we take is that the rises and falls of raw materials get passed through. And that happens in every one of our businesses. And rigid plastics it happens very rapidly, every 30 days or so; in flexible packaging it’s every several months. So that’s just a commercial model that doesn’t change, and Bemis follows the same model.

I think from a procurement perspective, there’s a lot of different sources of spend, not all of which is in raw materials. And the opportunities are plentiful across that supply base and do not lead to any change in that commercial model that I just described.

Operator: we have the next question from the line of Gabe Hajde from Wells Fargo Securities. Please ask your question.

Gabe Hajde

Yes. Thanks for taking the question. Initially just thinking about productivity and sort of non-material inflation. Can you talk about your perspective or your approach to offset, again, some of these non-material inflationary costs? Bemis had say within the last 24 months initiated a pretty robust productivity programme or continuous improvement programme to offset these costs. Is that something that you guys also employ and envisage using going forward?

Ron Delia

Yeah, look, I mean I think we’re going to have the opportunity to understand how Bemis is approaching that. What I would say to you Gabe is our track record has been pretty good in terms of margin expansion over the years. There’s a chart in the back in the appendix which shows I think a ten-year trend. We think that from a commercial productivity perspective and an operational productivity perspective we’ve been pretty successful over the years in offsetting any underlying structural cost inflation, meaning non-raw material cost inflation. And we would expect that to continue and we would expect to be able to add to those capabilities by the things that Bemis has been working on.

Operator: we have the next question from the line of George Staphos from Bank of America Merrill Lynch. Please ask your question.

George Staphos

I’ll make it quick. Ron, could you comment on what you see as the difference in the average resin lag that Amcor has versus Bemis, recognising, it’s hard to say that over $9 billion and $4 billion enterprise combined. But what the differences are, or hopefully they’re similar. And then when you look at again synergies and capabilities and the way Amcor does things perhaps somewhat differently from Bemis, are there any things that you could share here in terms of your procurement model, your approach to taking costs out. The commercial model, you were early in terms of value-based pricing. Are there opportunities there to apply that still within Bemis?

Ron Delia

Thanks. I can’t comment on Bemis’s pass-through model. Maybe Bill can talk about that. Bill, do you want to just say a word on how it works at Bemis in terms of the lag and the pass-through mechanisms?

Bill Austen

Yes, we’ve got pass through mechanisms tied to indices as most do. And as we’ve always said we pass through in about a quarter’s time. So in about a 90-day window we pass through and in North America it’s 85% plus of our business is under contract on those pass-through mechanisms.

George Staphos

And Amcor is 90 days as well?

Ron Delia

Yes, Amcor, George, is a blend. Because in Rigid Plastics it would be every 30 days. In flexibles it would be somewhere between a quarter and two quarters and it depends on the region of the world primarily. So, every three to six months. The other part of the question is just we’ve been on a journey over many years as Bemis has been too in terms of optimisation of the pricing models and commercial approach. And we’ll put the two approaches together and I’m sure get a better outcome.

Operator: Ladies and gentlemen I would now like to hand the conference back to your speakers for any closing remarks.

Ron Delia

Thanks operator and thanks everyone for joining today. It’s an exciting moment for both companies. We appreciate being able to share some time with you today and look forward to being in contact going forward. Thanks very much.

Operator: Thank you sir. Ladies and gentlemen that does conclude our conference for today; thank you for participating. You may all disconnect.

[END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will Be Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.